SECURITIES AND EXCHANGE COMMISSION

                     Washington, D.C.  20549


                             FORM 8-A

        FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES

               Pursuant to Section 12(b) or (g) of
               The Securities Exchange Act of 1934


                     GREIF BROS. CORPORATION
        (Exact name of registrant as specified in its charter)

       State of Delaware                       31-4388903
(State or other jurisdiction of             (I.R.S. Employer
 incorporation or organization)              Identification No.)


  621 Pennsylvania Avenue, Delaware, OH             43015
(Address of principal executive offices)          (Zip Code)



Securities to be registered pursuant to Section 12(g) of the Act:

                         Class A Common Stock
                           (Title of class)

                         Class B Common Stock
                           (Title of class)



Item 1.   Description of Registrant's Securities to be Registered

     The securities to be registered are the Class A Common Stock and Class B Common Stock of Greif Bros. Corporation (the Company).

     The Class A Common Stock has been registered pursuant to Section 12(b) of the Securities Exchange Act of 1934. The stock is currently being traded on the Chicago Stock Exchange and the Company is required to file reports pursuant to Section 13 or 15 (d) of the Act.

     As of October 31, 1995, there are 32,000,000 Class A shares authorized and 21,140,960 shares issued. Included in the shares issued are 10,267,788 shares in treasury and 10,873,172 shares outstanding.

     There is currently no active market for the Class B Common Stock.

     As of October 31, 1995, there are 17,280,000 Class B shares authorized and issued. Included in these shares are 4,078,207 shares in treasury and 13,201,793 shares outstanding.

     Class A Common Stock is entitled to cumulative dividends of 1 cent a share per year after which Class B Common Stock is entitled to non-cumulative dividends up to 1/2 cent a share per year. Further distribution in any year must be made in proportion of 1 cent a share for Class A Common Stock to 1-1/2 cents a share for Class B Common Stock. The Class A Common Stock shall have no voting power nor shall it be entitled to notice of meetings of the stockholders, all rights to vote and all voting power being vested exclusively in the Class B Common Stock unless four quarterly cumulative dividends upon the Class A Common Stock are in default. There is no cumulative voting.

     In the event of any liquidation, dissolution or winding up of the Company, whether voluntarily or involuntarily, the Class A Common Stock shall be entitled, out of the assets of the Company, to be paid cumulative dividends accrued thereon and 15-5/8 cents a share before any distribution or payment shall be made to the Class B Common Stock.
After such payment in full to the Class A Common Stock, as aforesaid, the Class B Common Stock shall be entitled to be paid the sum of 15-5/8 cents a share. After such payment to the Class A Common Stock and Class B Common Stock, as aforesaid, any remaining assets to be distributed shall be distributed to the Class A Common Stock and Class B Common Stock, share and share alike.

Item 2.   Exhibits

I. The securities are to be registered pursuant to Section 12(g) of the Act. On February 27, 1995, an amendment to the Certificate of Incorporation was adopted by the shareholders of the Company. This amendment sets forth the rights of the holders of each class of securities and is reproduced as follows:


                            RESOLUTION


     Resolved, that it is deemed advisable in the judgment of the Board of Directors of Greif Bros. Corporation, to amend the Certificate of Incorporation for the purpose of dividing the Common Stock of the Corporation of both classes in the ratio of two to one without otherwise affecting the rights of any Class A or Class B shareholder, and for that purpose it is necessary to increase the authorized capital stock of both classes and to amend the Fourth Article of the Certificate of Incorporation to read as follows:

     Fourth: The total number of authorized shares of the capital stock of this Corporation is forty-nine million, two hundred eighty thousand (49,280,000), divided into two classes namely: Class A Common Stock and Class B Common Stock, all of which shall be without nominal or par value.
The total number of shares of such Class A Common Stock authorized is thirty-two million (32,000,000) shares, without nominal or par value. The total number of shares of such Class B Common Stock authorized is seventeen million, two hundred eighty thousand (17,280,000) shares, without nominal or par value. The description of said classes of stock and the designations preferences and restrictions, if any, and the voting powers or restrictions or qualifications thereof, of such Class A Common Stock and Class B Common Stock, are as follows:

     The Class A Common Stock shall be entitled to receive, in each and every year cumulative dividends at the rate of One (1) Cent per share per annum, payable quarterly on the first day of January, the first day of April, the first day of July and the first day of October in each and every year, before any dividend, whether in cash, property, stock or otherwise shall be declared, set apart for payment or paid upon the Class B Common Stock. Such dividends upon the Class A Common Stock shall be cumulative from and after the date of original issue thereof.

     In any year, after the full dividend at the rate of One (1) Cent per share for such year and any and all arrearages thereof for preceding years shall have been declared and paid to, or set apart for the Class A Common Stock, the Class B Common Stock shall be entitled to receive noncumulative dividends up to the amount of One Half (1/2) Cent per share, provided, however, and upon the condition that the surplus or net profits of the Corporation, after the payment of any such dividends to the Class B Common Stock, shall be at least equal to the sum required for payment in full of the aforesaid cumulative dividends on the Class A Common Stock for one (1) year.

     Out of any further distribution of surplus or net profits by way of dividend in any year in excess of the aforesaid dividends upon the Class A Common Stock and upon the Class B Common Stock, the Class A Common Stock and the Class B Common Stock shall be entitled to share in such further distribution in the proportion of One (1) Cent per share for said Class A Common Stock to One and One-Half (1-1/2) Cents per share for said Class B Common Stock.

     Dividends upon either class of stock shall be payable only out of the surplus or net profits of the Corporation as determined by the Board of Directors and only as and when declared by the Board of Directors, but may, in any year, be paid out of such surplus or net profits whether arising during the same year or accrued during prior years.

     In the event of any liquidation, dissolution or winding up of the Corporation, whether voluntarily or involuntarily, the Class A Common Stock shall be entitled, out of the assets of the Corporation, to be paid cumulative dividends accrued thereon and Fifteen and Five-Eighths
Cents ($.15625) for each share of such Class A Common Stock before any distribution or payment shall be made to the Class B Common Stock, and after such payment in full to the Class A Common Stock, as aforesaid, the Class B Common Stock shall be entitled to be paid the sum of Fifteen and Five-Eighths Cents ($.15625) for each share of Class B Common Stock; and after such payment in full to the Class A Common Stock, and the sum of Fifteen and Five-Eighths Cents ($.15625) per share to the Class B Common Stock, as aforesaid, any remaining assets to be distributed shall be distributed to the Class A Common Stock and the Class B Common Stock, share and share alike.

     The Class A Common Stock shall have no voting power nor shall it be entitled to notice of meetings of the stockholders, all rights to vote and all voting power being vested exclusively in the Class B Common Stock. If, at any time, however, and whenever four (4) quarterly cumulative dividends upon the Class A Common Stock shall be in default or unpaid in whole or in part, the Class A Common Stock shall have the same voting power as the Class B Common Stock, to-wit: One (1) vote for each share of stock, and shall be entitled to receive notices of meetings of shareholders; and such voting power shall so continue to vest in the Class A Common Stock until all arrears in the payment of cumulative dividends upon the Class A Common Stock shall have been paid and the dividends thereon for the current dividend shall have been declared and the funds for the payment thereof set aside. However, if and when thereafter the defaulted dividends shall be paid in full and provisions made for the current dividend as herein provided (and such payments shall be made as promptly as shall be consistent with the best interest of the Corporation) the Class A Common Stock shall be divested of such voting power and the voting power shall then revest exclusively in the Class B Common Stock; but subject always to the same provisions for the vesting of such voting power in the Class A Common Stock in case of any similar default or defaults in the payment of four (4) quarterly cumulative dividends upon the Class A Common Stock and the revesting of such entire voting power in the Class B Common
Stock in the event that such default or defaults shall be cured as above provided.

     Such Class A Common Stock and Class B Common Stock may be issued by the Corporation from time to time for such consideration as may be fixed from time to time by the Board of Directors thereof.

     Upon this amendment becoming effective, each holder of shares of Common Stock of either class, previously issued and outstanding, shall become the holder of two shares of Common Stock of the same class, with rights as set forth in this Amended Fourth Article, in place and instead of each share of Common Stock previously held by such holder.

     This Amendment to the Fourth Article shall not in any way reduce the aggregate capital of the Corporation.

     Be it further resolved that the foregoing Amendment to the Certificate of Incorporation is hereby approved and shall be submitted to the vote of the shareholders of the Corporation at a special meeting to be held at the offices of the Corporation at 1209 Orange Street, Wilmington, Delaware, at 4:00 o'clock P.M., E.S.T., on the 27th day of February, 1995, that such meeting be called by the Chairman of the Board; that notice of such meeting be sent in accordance with the Certificate of Incorporation and the By-Laws of this Corporation to each registered holder of the capital stock of this Corporation, both of Class A and Class B Common Stock, as of the close of business on February 6, 1995, which shall be the record date for shareholders entitled to vote at said meeting; and that at such meeting the foregoing Amendment to the Articles be presented separately to the holders of the Class A Common Stock and to the holders of the Class B Common Stock for their vote of approval or rejection, and be considered adopted when it has received a vote of approval from the holders of a majority of the shares of the Common Stock of each class.


II. An application has been made to list the Class A Common Stock and Class B Common Stock on the NASDAQ Stock Market. All of the required exhibits have been filed with that market.



     Pursuant to the requirements of Section 12 of the Securities
Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.


                                   GREIF BROS. CORPORATION
                                        (Registrant)


Date:    November 7, 1995          By:  John K. Dieker
                                        Controller